Exhibit 16

December 5, 2007

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.

Dear Ladies and Gentlemen:

Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner,” “we” or “our”) has read the Form 8-K dated November 20, 2007 filed by Astrata Group Incorporated (the “Company”) on November 27, 2007.  The filing described in the preceding sentence is hereinafter referred to as the “Form 8-K.”  Squar Milner is providing this letter regarding the Form 8-K in compliance with Item 304(a)(3) of Regulation S-B.

We have no basis to agree or disagree with any of the statements in Section 4.01(b) of the Form 8-K.  Except as described below in our comments on Section 4.01(a) of such filing, we agree with the other statements made by the Company in the Form 8-K.

Part (i)

We have no basis to agree or disagree with the statement that the dismissal of Squar Milner was approved by the Company’s Board of Directors.

Part (ii)

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The material weaknesses in the Company’s internal control described in Part (iii) of the Form 8-K are “reportable events” as that term is defined in Item 304(a)(1)(iv)(B)(1) of Regulation S-B.  Thus, Squar Milner disagrees with the statement in subpart (2) of Part (ii) of the Form 8-K that there were not any reportable events relating to our audits of the Company’s fiscal 2006 or 2007 consolidated financial statements.

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Squar Milner also disagrees with the exclusion of the following language from the Form 8-K (which is required by Item 304(a)(1)(iv)(A) of Regulation S-B): “In connection with the audits described above, Squar Milner’s reports on the Company’s fiscal 2006 and 2007 consolidated financial statements did not contain an adverse opinion or a disclaimer of opinion; nor were such reports modified as to uncertainty, audit scope or accounting principles.  The audit reports described in the preceding sentence included an explanatory paragraph which stated that there was substantial doubt about the Company’s ability to continue as a going concern.”

Part (iii)

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Except as described in the next bullet point, Squar Milner has no basis to agree or disagree with management’s responses to the material weaknesses included in the Form 8-K, whether such responses fully address the material weaknesses, or whether management’s responses do/will in fact remediate the material weaknesses.

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Squar Milner disagrees with the Company’s characterization of the nature of material weakness # 5.  The act of requesting our “assistance” in accounting for certain derivative transactions (during our review of the Company’s November 30, 2006 unaudited condensed consolidated financial statements, and in relation to our audit of the Company’s fiscal 2007 consolidated financial statements) is not the material weakness in internal control.  Management’s inadequate knowledge of very complex derivative accounting that created the need to request Squar Milner’s technical advice/conceptual review of such accounting (as evidenced by the magnitude of management’s post-closing adjustments and the proposed audit adjustments resulting from this process) is the material weakness in the Company’s internal control.

We note in passing that Squar Milner did not develop any original accounting for the Company in connection with the matter discussed in the immediately preceding paragraph.

Part (iv)

Because of our comments relating to Part (v), we disagree with the phrase “except as described in (v) below” included in Part (iv) of the Form 8-K.

Part (v)

Squar Milner believes that the description of the disagreement in the Form 8-K is incomplete.  As a result, we are providing the following additional information.

A total of $3,750,000 became payable (in five equal monthly installments) by the customer upon execution of the $93.5 million sales contract on April 10, 2007 (hereinafter alternatively referred to as the “Contract” and the “Agreement”); the Contract is more fully described in Note 4 to the Company’s May 31, 2007 unaudited condensed consolidated financial statements.  Management initially believed that this first phase of the Contract could effectively be segmented under American Institute of Certified Public Accountants Statement of Position (“SOP”) 81-1, and thus could be accounted for separately from the remainder of the Agreement.  Under this approach, the Company was of the opinion that (a) the prototype units and related services had been delivered to and accepted by the customer and (b) therefore revenue of $3,750,000 was recognizable as of May 31, 2007.  We understand that, in management’s view, all significant costs (for example, research and development expenses) related to this “revenue” were incurred and expensed prior to March 1, 2007; thus, such revenue would have also increased gross profit by $3,750,000 for the quarter ended May 31, 2007; the reported gross profit for such period approximated $486,000.  This additional gross profit would have reduced the Company’s loss from continuing operations for the May 31, 2007 quarter by approximately 95%.

Upon review by Squar Milner and after our discussions with the Company, management finally concluded that the Contract was not eligible for separation under SOP 81-1.  In addition, the Contract includes customer-specified acceptance criteria, all of which were scheduled for completion after May 31, 2007.  If certain such criteria are not satisfactorily completed by the contractually prescribed date, the customer is not obligated to accept the remaining units (which represent over 99% of total units); furthermore, under such circumstances the customer has the right to (a) cancel the Contract and/or (b) assess liquidated damages of approximately $56,000 per calendar day.  Unexcused delays in scheduled deliveries of products and/or services will also trigger liquidated damages.

Based on the matters described in the preceding paragraph, the operational and other risks associated with satisfactorily completing a contract of this magnitude in a foreign country, and the fact that the Contract is by far the largest sales transaction in the history of the Company, management concluded that accounting principles generally accepted in the United States of America did not permit the recognition of revenue on the Contract any earlier than the quarter ending February 29, 2008.

Yours truly,

/s/SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP